Exhibit 99.7

Paris, February 13, 2013

Fourth quarter and full-year 2012 results

	4Q12	Change vs 4Q11	2012	Change vs 2011

Adjusted net income[1]

- in billion euros (B€)	3.1	+13%	12.4	+8%
- in billion dollars (B$)	4.0	+9%	15.9	—

- in euros per share	1.36	+13%	5.45	+8%
- in dollars per share	1.76	+8%	7.01	-1%

Net income[2] of 10.7 B€ in 2012

Net-debt-to-equity ratio of 21.4% at December 31, 2012

Upstream production of 2,300 kboe/d for full-year 2012

Dividend in 4Q12 of 0.59 €/share payable in June 2013[3]

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: (33) 1 47 44 58 53

Fax: (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel.: (1) 713-483-5070

Fax: (1) 713-483-5629

TOTAL S.A.

Capital 5 914 832 865 euros 542 051 180 R.C.S. Nanterre

www.total.com

Commenting on the results, Chairman and CEO Christophe de Margerie said:

“In 2012, Total again delivered solid performance with net income of 12.4 billion euros and reinforced its strong financial position. The environment remained favorable in the Upstream, with Brent prices above 110 $/b and, in the Downstream, refining margins benefited from a temporary rebound at mid-year.

With safety as the priority, the Group continues to progress towards its three main objectives. To successfully start-up projects, on time and in budget, for the Group’s profitable growth over the coming years. To rely on a recently expanded exploration portfolio for more significant discoveries. And, finally, to continue the restructuring of downstream activities for improved profitability and resilience in an evolving market.

The Group has embarked on an important program of investments and asset sales to deliver value-creating growth, all while preserving a strong balance sheet, providing shareholder returns, and keeping its environmental and social commitments. It is thus with discipline, determination and optimism that the Group prepares for its future.”

The Board of Directors of Total, led by Chairman and CEO Christophe de Margerie, met on February 12, 2013, and decided to propose at the Annual Shareholders Meeting on May 17, 2013, a dividend of 2.34 €/share for 2012, an increase of approximately 3% compared to the previous year.

[1]     Definition of adjusted results on page 2 – dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period: 1.2967 $/€ for the 4th quarter 2012, 1.3482 $/€ for the 4th quarter 2011, 1.2502 $/€ for the 3rd quarter 2012, 1.2848 $/€ for the full-year 2012, and 1.3920 $/€ for the full-year 2011.

[2]     Group share. Net income (Group share) was 2,381 M€ for the 4th quarter 2012.

[3]     Pending approval at the May 17, 2013 Annual Shareholders Meeting, ex-dividend date for the dividend will be June 24, 2013.

—	Key figures[4]

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros except earnings per share and number of shares	2012	2011	2012 vs 2011
49,868	49,890	47,492	+5%	Sales	200,061	184,693	+8%
5,874	6,540	6,263	-6%	Adjusted operating income from business segments	24,986	24,409	+2%
3,358	3,698	3,049	+10%	Adjusted net operating income from business segments	13,437	12,263	+10%
2,679	2,891	2,852	-6%	• Upstream	11,186	10,602	+6%
406	564	35	x12	• Refining & Chemicals	1,414	848	+67%
273	243	162	+69%	• Marketing & Services	837	813	+3%
3,081	3,348	2,725	+13%	Adjusted net income	12,361	11,424	+8%
1.36	1.48	1.20	+13%	Adjusted fully-diluted earnings per share (euros)	5.45	5.06	+8%
2,270	2,268	2,264	—	Fully-diluted weighted-average shares (millions)	2,267	2,257	—

2,381	3,066	2,290	+4%	Net income (Group share)	10,694	12,276	-13%

6,623	5,416	7,367	-10%	Investments[5]	22,943	24,541	-7%
1,566	1,635	1,495	+5%	Divestments	5,871	8,578	-32%
5,057	3,781	5,872	-14%	Net investments	17,072	15,963	+7%
5,865	5,163	2,794	x2	Cash flow from operations	22,462	19,536	+15%
5,691	6,058	5,865	-3%	Adjusted cash flow from operations	21,612	20,060	+8%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of dollars[6] except earnings per share and number of shares	2012	2011	2012 vs 2011
64,664	62,375	64,029	+1%	Sales	257,038	257,093	—
7,617	8,177	8,444	-10%	Adjusted operating income from business segments	32,102	33,977	-6%
4,354	4,623	4,111	+6%	Adjusted net operating income from business segments	17,264	17,070	+1%
3,474	3,614	3,845	-10%	• Upstream	14,372	14,758	-3%
526	705	47	x11	• Refining & Chemicals	1,817	1,180	+54%
354	304	218	+62%	• Marketing & Services	1,075	1,132	-5%
3,995	4,186	3,674	+9%	Adjusted net income	15,881	15,902	—
1.76	1.85	1.62	+8%	Adjusted fully-diluted earnings per share (euros)	7.01	7.05	-1%
2,270	2,268	2,264	—	Fully-diluted weighted-average shares (millions)	2,267	2,257	—

3,087	3,833	3,087	—	Net income (Group share)	13,740	17,088	-20%

8,588	6,771	9,932	-14%	Investments[5]	29,477	34,161	-14%
2,031	2,044	2,016	+1%	Divestments	7,543	11,941	-37%
6,557	4,727	7,917	-17%	Net investments	21,934	22,220	-1%
7,605	6,455	3,767	x2	Cash flow from operations	28,859	27,194	+6%
7,380	7,574	7,907	-7%	Adjusted cash flow from operations	27,767	27,924	-1%

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 20 and the inventory valuation effect is explained on page 17.
[5]	including acquisitions
[6]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

—	Highlights since the beginning of the fourth quarter 2012[7]

•	Start-up of production on Atla in the Norwegian North Sea and South Mahakam in Indonesia

•	Significant discoveries on the North Platte prospect in the Gulf of Mexico and on Garantiana in the Norwegian North Sea

•	Expanded exploration acreage by acquiring blocks in Papua New Guinea, Indonesia, Kazakhstan, Tajikistan, and Republic of Cyprus.

•	Signed heads of agreement for 25-year extension of partnership on the Al Khalij field in Qatar

•	Announced sale of the Group’s interest in the offshore OML 138 block in Nigeria which includes the Usan field

•	Received a firm offer and entered into exclusive negotiations with a consortium of buyers for the sale of TIGF, a natural gas transport and storage affiliate in France

•

Received a firm offer and entered into exclusive negotiations for the sale by Total of its affiliate GPN SA and related interests in the Belgian company Rosier SA, both of which are in the fertilizers business

•	Exchanged assets in the Norwegian North Sea to increase the Group’s participation rights in the Oseberg and Dagny fields to 14.7% and 39.54%, respectively

•	Significant commercial achievement of SunPower with its sale of the Antelope Valley projects (AVSP) in the US, the largest photovoltaic development in the world

—	Fourth quarter 2012 results

  > Operating income from business segments

In the fourth quarter 2012, the Brent price averaged 110.1 $/b, an increase of 1% compared to the fourth quarter 2011 and the third quarter 2012. The European refining margin indicator (ERMI) averaged 33.9 $/t for the fourth quarter 2012, compared to 15.1 $/t for the fourth quarter 2011 and 51.0 $/t for the third quarter 2012.

The euro-dollar exchange rate averaged 1.30 $/€ in the fourth quarter 2012, compared to 1.35 $/€ in the fourth quarter 2011 and 1.25 $/€ in the third quarter 2012.

In this environment, the adjusted operating income8 from business segments was 5,874 M€, a decrease of 6% compared to the fourth quarter 2011. Expressed in dollars, there was a decrease of 10%. This decrease is essentially due to the decrease in Upstream results compared to the fourth quarter 2011, which was only partially offset by improved results from Refining & Chemicals and Marketing & Services.

The effective tax rate9 for the business segments was 51.5% in the fourth quarter 2012 compared to 59.0% in the fourth quarter 2011, essentially due to a decrease in the effective tax rate for the Upstream and the increased contribution of downstream activities to the pre-tax results of the Group.

Adjusted net operating income from the business segments was 3,358 M€ compared to 3,049 M€ in the fourth quarter 2011, an increase of 10%. Expressed in dollars, the adjusted net operating income from the business segments increased to 4.4 B$, an increase of 6% compared to the fourth quarter 2011, thanks to a stronger net contribution from Refining & Chemicals and, to a lesser degree, Marketing & Services.

[7]	Certain transactions included in the highlights remain subject to approval of authorities or satisfaction of conditions precedent under contractual terms.
[8]	Special items affecting operating income from the business segments had a negative impact of 826 M€ in the 4th quarter 2012 and a negative impact of 484 M€ in the 4th quarter 2011.
[9]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Although the adjusted operating income from business segments decreased, the adjusted net operating income from business segments increased compared to the fourth quarter 2011, mainly due to a lower effective tax rate for the business segments.

  > Net income (Group share)

Adjusted net income was 3,081 M€ in the fourth quarter 2012 compared to 2,725 M€ in the fourth quarter 2011, an increase of 13%. Expressed in dollars, adjusted net income increased by 9%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value, and special items10:

•	The after-tax inventory effect had a negative impact on net income of 312 M€ in the fourth quarter 2012 compared to a positive impact of 49 M€ in the fourth quarter 2011.

•	Changes in fair value had a positive impact on net income of 10 M€ in the fourth quarter 2012 compared with a positive impact of 20 M€ in the fourth quarter 2011.

•

Special items[11] had a negative impact on net income of 398 M€ in the fourth quarter 2012, comprised essentially of an impairment of chemicals assets in Europe, a reserve for the restoration of the Lacq site in France where activities will be shut-down, and a provision for abandonment costs relating to Elgin in the UK. These special items were partially offset by gains on the sale of Upstream assets in Colombia. In the fourth quarter 2011, special items had a negative impact of 504 M€.

Net income (Group share) was 2,381 M€ compared to 2,290 M€ in the fourth quarter 2011.

The effective tax rate for the Group was 52.2% in the fourth quarter 2012, compared to 60.8% in the fourth quarter 2011, an evolution in line with the effective tax rate of the business segments described below.

Adjusted fully-diluted earnings per share, based on 2,270.2 million fully-diluted weighted-average shares, increased by 13% to €1.36, compared to €1.20 in the fourth quarter 2011.

Expressed in dollars, adjusted fully-diluted earnings per share increased by 8% to $1.76.

  > Investments – Divestments12

Investments, excluding acquisitions and including changes in non-current loans, were 5.4 B€ (7.0 B$) in the fourth quarter 2012 compared to 5.2 B€ (7.0 B$) in the fourth quarter 2011.

Acquisitions were 578 M€ (749 M$) in the fourth quarter 2012, comprised essentially of the acquisition of exploration licenses in Iraq, Bulgaria, Kazakhstan and Yemen, the acquisition of Upstream assets in Norway, and a carry agreement in the Utica shale gas and condensates field in the US.

Asset sales in the fourth quarter 2012 were 881 M€ (1,142 M$), including mainly the sale of the Upstream affiliate in Colombia, Upstream assets in the UK, Nigeria and Norway, and the Group’s interest in the French company Geostock.

Net investments13 were 5.1 B€ (6.6 B$) in the fourth quarter 2012 compared to 5.9 B€ (7.9 B$) in the fourth quarter 2011.

[10]	Adjustment items explained on page 17.
[11]	Detail shown on page 20.
[12]	Detail shown on page 21.
[13]	Net investments = investments including acquisitions and changes in non-current loans - asset sales.

  > Cash flow

Cash flow from operations was 5,865 M€ in the fourth quarter 2012 compared to 2,794 M€ in the fourth quarter 2011. This increase of more than 100% is explained essentially by lower working capital requirements, noting that the fourth quarter 2011 was impacted by a significant increase in working capital requirements at year-end.

Adjusted cash flow from operations14 was 5,691 M€, a decrease of 3% compared to the fourth quarter 2011. Expressed in dollars, adjusted cash flow from operations was 7.4 B$, a decrease of 7%.

The Group’s net cash flow15 was positive 808 M€ compared to negative 3,087 M€ in the fourth quarter 2011, due to a significant increase in cash flow from operations and lower net investments compared to those in the fourth quarter 2011. Expressed in dollars, the Group’s net cash flow was 1.0 B$ in the fourth quarter 2012.

[14]	Cash flow from operations at replacement cost before changes in working capital.
[15]	Net cash flow = cash flow from operations - net investments.

—	Results for the full-year 2012

  > Operating income

On average, the oil market environment was stable compared to the previous year. For 2012, the average Brent price remained around 111.7 $/b and the average realized price of gas for the Group increased by 3% to 6.74 $/Mbtu, compared to 6.53 $/Mbtu in 2011. In the Downstream, the ERMI increased to 36.0 $/t on average for 2012, compared to 17.4 $/t in 2011.

The euro-dollar exchange rate averaged 1.28 $/€ in 2012 compared to 1.39 $/€ in 2011.

In this environment, the adjusted operating income from the business segments was 24,986 M€, an increase of 2% compared to 201116. Expressed in dollars, the adjusted operating income for the business segments was 32.1 B$, a decrease of 6% compared to 2011, essentially due to lower Upstream results which were partially offset by improved results from Refining & Chemicals and Marketing & Services.

The effective tax rate for the business segments was 55.2% in 2012 compared to 57.9% in 2011, essentially due to a decrease in the effective tax rate for Upstream and the increased contribution of downstream activities to the Group results.

Adjusted net operating income from the business segments was 13,437 M€ compared to 12,263 M€ in 2011, an increase of 10%.

Expressed in dollars, adjusted net operating income from the business segments increased by 1%. The fact that adjusted net operating income from the business segments increased in 2012 while the adjusted operating income from the business segments decreased compared to 2011 is explained mainly by the decrease in the effective tax rates in the two periods and an increase in the contribution of equity affiliates to adjusted results.

  > Net income (Group share)

Adjusted net income was 12,361 M€ in 2012, an increase of 8% compared to 11,424 M€ in 2011. Expressed in dollars, adjusted net income of 15.9 B$ was stable compared to 2011.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value17:

•	The after-tax inventory effect had a negative impact on net income of 157 M€ in 2012 and a positive impact of 834 M€ in 2011.

•	Changes in fair value had a negative impact on net income of 7 M€ in 2012 and a positive impact of 32 M€ in 2011.

•

Special items[18] had a negative impact on net income of 1,503 M€ in 2012, comprised essentially of an impairment of assets in the Barnett in the US, provisions for abandonment costs relating to Elgin in the UK, a one-off tax of 4% on petroleum stocks in France, an impairment of chemicals assets in Europe, and a provision relating to a settlement agreement in progress with the SEC and DoJ in the US. These special items were partially offset by gains on asset sales. In 2011, special items had a negative impact of 14 M€.

Net income (Group share) was 10,694 M€ compared to 12,276 M€.

The effective tax rate for the Group was 56.2% in 2012 compared to 58.4% in 2011.

On December 31, 2012, there were 2,270.4 million fully-diluted shares compared to 2,263.8 million on December 31, 2011.

[16]	Special items affecting operating income from the business segments had a negative impact of 2,342 M€ in 2012 and a negative impact of 873 M€ in 2011.
[17]	Adjustment items explained on page 17.
[18]	Detail shown on page 20.

In 2012, adjusted fully-diluted earnings per share, based on 2,266.6 million fully-diluted weighted-average shares, was €5.45, an increase of 8% compared to €5.06 in 2011.

Expressed in dollars, adjusted fully-diluted earnings per share was $7.01 compared to $7.05 in 2011, a decrease of 1%.

  > Investments – divestments19

Investments, excluding acquisitions and including changes in non-current loans, were 18.5 B€ (23.8 B$) in 2012 compared to 14.8 B€ (20.6 B$) in 2011, due to an increase in investments relating to new Upstream projects under development.

Acquisitions were 3.1 B€ (4.0 B$) in 2012, comprised essentially of the acquisition of interests in exploration and production licenses in Uganda, an additional 1.3% stake in Novatek20, various exploration licenses, the minority interest in Fina Antwerp Olefins and the carry agreement in the Utica shale gas and condensates field in the US.

For 2012, asset sales were 4.6 B€ (5.9 B$), comprised essentially of sales of the remainder of the Group’s shares of Sanofi, a stake in the Gassled pipeline in Norway, Upstream assets in Nigeria, the UK, Colombia and France, as well as interests in Pec-Rhin and Geostock in France and in Composites One in the US.

Net investments were 17.1 B€ (21.9 B$) in 2012, compared to 16.0 B€ (22.2 B$) in 2011, an increase of 7%. Expressed in dollars, net investments in 2012 decreased 1%, mainly due to a significant decrease in acquisitions compared to 2011.

  > Cash flow

Cash flow from operations was 22,462 M€ (28.9 B$) in 2012, an increase of 15% compared to 2011, essentially due to the change in working capital requirements between the two periods.

Adjusted cash flow from operations21 was 21,612 M€, an increase of 8%. Expressed in dollars, adjusted cash flow from operations was 27.8 B$, a decrease of 1% compared to 2011.

The Group’s net cash flow22 was 5,390 M€ compared to 3,573 M€ in 2011. Expressed in dollars, the Group’s net cash flow was 6.9 B$ in 2012.

The net-debt-to-equity ratio was 21.4% on December 31, 2012, compared to 23.0% on December 31, 2011.23

[19]	Detail shown on page 21.
[20]	The Group’s interest in Novatek was 15.3% at December 31, 2012.
[21]	Cash flow from operations at replacement cost before changes in working capital.
[22]	Net cash flow = cash flow from operations - net investments.
[23]	Detail shown on page 22.

—	Analysis of business segment results

Upstream

  > Environment – liquids and gas price realizations*

4Q12	3Q12	4Q11	4Q12 vs 4Q11		2012	2011	2012 vs 2011
110.1	109.5	109.3	+1%	Brent ($/b)	111.7	111.3	—
106.4	107.6	104.3	+2%	Average liquids price ($/b)	107.7	105.0	+3%
6.94	6.00	6.79	+2%	Average gas price ($/Mbtu)	6.74	6.53	+3%
77.0	75.8	75.9	+1%	Average hydrocarbons price ($/boe)	77.3	74.9	+3%

*	consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

  > Production

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Hydrocarbon production	2012	2011	2012 vs 2011
2,293	2,272	2,384	-4%	Combined production (kboe/d)	2,300	2,346	-2%
1,206	1,225	1,237	-3%	• Liquids (kb/d)	1,220	1,226	—
5,897	5,680	6,201	-5%	• Gas (Mcf/d)	5,880	6,098	-4%

Hydrocarbon production was 2,293 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2012, a decrease of 4% compared to the fourth quarter 2011, essentially as a result of:

•	+4.5% for start-ups and ramp-ups from new projects,

•	-3.5% for normal decline and turnarounds,

•	-3% for the incident at Elgin in the UK North Sea and flooding in Nigeria, and

•	-2% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya.

In 2012, hydrocarbon production was 2,300 kboe/d, a decrease of 2% compared to 2011, essentially as a result of:

•	+4.5% for start-ups and ramp-ups from new projects,

•	-4% for normal decline,

•	+1.5% for changes in the portfolio, comprised essentially of an increased share of Novatek production and the impact of the sale of CEPSA and assets in the UK, France, Nigeria, and Cameroon,

•	-2% for incidents at Elgin in the UK North Sea and Ibewa in Nigeria,

•	-1.5% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya, and

•	-0.5% for price effect[24].

[24]	Impact of changing hydrocarbon prices on entitlement volumes.

> Reserves

Reserves at December 31	2012	2011	%

Hydrocarbon reserves (Mboe)	11,368	11,423	—

• Liquids (Mb)	5,686	5,784	-2%
• Gas (Bcf)	30,877	30,717	+1%

Proved reserves based on SEC rules (based on Brent at 111.13 $/b) were 11,368 Mboe at December 31, 2012. Based on the 2012 average rate of production, the reserve life is more than 13 years.

The 2012 proved reserve replacement rate25, based on SEC rules, was 93%.

The 2012 organic proved reserve replacement rate26 was 100% in a constant price environment.

At year-end 2012, Total had a solid and diversified portfolio of proved and probable reserves27 representing more than 20 years of reserve life based on the 2012 average production rate, and resources28 representing more than 45 years of production.

  > Results

Effective July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported with Marketing & Services (previously Supply & Marketing). As a result, certain information has been restated according to the new organization.

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros	2012	2011	2012 vs 2011

5,035	5,537	6,104	-18%	Adjusted operating income*	22,108	22,609	-2%

2,679	2,891	2,852	-6%	Adjusted net operating income*	11,186	10,602	+6%
350	578	488	-28%	• includes adjusted income from equity affiliates	1,856	1,704	+9%

5,518	4,567	6,134	-10%	Investments	19,618	20,662	-5%

1,415	401	399	x4	Divestments	2,798	2,591	+8%

4,429	3,457	3,547	+25%	Cash flow from operations	18,950	17,044	+11%

4,494	5,105	5,451	-18%	Adjusted cash flow from operations	18,306	17,661	+4%

*	detail of adjustment items shown in the business segment information annex to financial statements

[25]	Change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period.
[26]	The reserve replacement rate in an environment with a constant 110.96 $/b oil price, excluding acquisitions and divestments.
[27]	Limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 100 $/b Brent environment, including projects developed by mining.
[28]	Proved and probable reserves plus contingent resources (potential average recoverable reserves from known accumulations - Society of Petroleum Engineers - 03/07).

Adjusted net operating income from the Upstream segment was 2,679 M€ in the fourth quarter 2012 compared to 2,852 M€ in the fourth quarter 2011, a decrease of 6%.

Expressed in dollars, the decrease of 10% is explained principally by a decrease in production between the two periods, higher exploration expenses in the fourth quarter 2012, and the positive impact in the fourth quarter 2011 of valuing overlifting/underlifting positions at market prices.

The effective tax rate for the Upstream segment in the fourth quarter 2012 was 54.8% compared to 59.9% in the fourth quarter 2011. This decrease was due to portfolio mix effect and certain cyclical elements in the fourth quarter 2012, including year-end tax adjustments relating to the exchange of assets in Norway and the reversal of a non-deductible loss.

Adjusted net operating income from the Upstream segment in 2012 was 11,186 M€ compared to 10,602 M€ in 2011, an increase of 6%. Expressed in dollars, adjusted net operating income from the Upstream segment was 14.4 B$, a decrease of 3% compared to 2011 explained mainly by the decrease in hydrocarbon production, since the increase technical costs (as discussed below) was largely offset by the decrease in the effective tax rate for the Upstream. The effective tax rate for the Upstream was 58.3% in 2012 compared to 60.4% in 2011.

Technical costs for consolidated subsidiaries, in accordance with ASC 93229, were 22.8 $/boe in 2012, compared to 18.9 $/boe in 2011, mainly due to increased depreciation of tangible assets relating to start-ups such as Pazflor, Halfaya, and Usan, as well as increased exploration expenses.

The return on average capital employed (ROACE30) for the Upstream segment was 18% in 2012 compared to 21% in 2011.

[29]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas
[30]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 23.

Refining & Chemicals

  > Refinery throughput and utilization rates*

4Q12	3Q12	4Q11	4Q12 vs 4Q11		2012	2011	2012 vs 2011
1,648	1,790	1,674	-2%	Total refinery throughput (kb/d)	1,786	1,863	-4%

532	653	742	-28%	• France	657	732	-10%
847	864	714	+19%	• Rest of Europe	866	885	-2%
269	273	218	+23%	• Rest of world	263	246	+7%

				Utilization rates**
76%	82%	77%		• Based on crude only	82%	78%
79%	86%	79%		• Based on crude and other feedstock	86%	83%

*	includes share of CEPSA, through July 31, 2011, and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Supply segment.
**	based on distillation capacity at the beginning of the year

In the fourth quarter 2012, refinery throughput decreased by 2% compared to the fourth quarter 2011. This decrease is essentially due to the temporary shut-down of the Normandy refinery in connection with the upgrading project during the entire quarter and the closure of the Rome refinery at the end of the third quarter 2012, the effects of which were largely offset by higher throughput, compared to the fourth quarter 2011, at the Group’s other European refineries and at the Port Arthur refinery in the US.

In 2012, refinery throughput decreased by 4% compared to 2011, reflecting essentially the portfolio effect relating to the sale of the Group’s interest in CEPSA at the end of July 2011 and the closure of the Rome refinery at the end of the third quarter 2012. Excluding these portfolio effects, throughput increased by 4% due to increased availability of the Group’s refineries.

As in 2011, 2012 was marked by higher levels of planned maintenance at European refineries, in particular the temporary shut-down of the Normandy refinery during the upgrading project at the end of 2012, as well as scheduled maintenance at the Provence and Feyzin refineries.

  > Results

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros (except the ERMI)	2012	2011	2012 vs 2011
33.9	51.0	15.1	x2.2	European refining margin indicator - ERMI ($/t)	36.0	17.4	x2.1

449	646	(126)	n/a	Adjusted operating income*	1,513	613	x2.5
406	564	35	x12	Adjusted net operating income*	1,414	848	+67%
94	102	75	+25%	• contribution of Specialty Chemicals**	384	423	-9%

573	441	624	-8%	Investments	1,944	1,910	+2%
101	55	58	+74%	Divestments	304	2,509	-88%
502	1,036	(649)	n/a	Cash flow from operations	2,127	2,146	-1%
672	771	114	x5.9	Adjusted cash flow from operations	2,170	1,318	+65%

*	detail of adjustment items shown in the business segment information annex to financial statements
**	Hutchinson, Bostik, Atotech; including coatings and photocure resins until they were sold in July 2011

The ERMI averaged 33.9 $/t in the fourth quarter 2012, nearly double the average of 15.1 $/t during the fourth quarter 2011. For 2012, the ERMI was 36.0 $/t, more than double the average during 2011. This sharp increase in 2012 was mainly due to high levels of planned maintenance in the refining sector, particularly in Europe during the 2012 summer.

Adjusted net operating income from the Refining & Chemicals segment was 406 M€ in the fourth quarter 2012, compared to 35 M€ in the fourth quarter 2011. Expressed in dollars, the adjusted net operating income for the segment was 526 M$ compared to 47 M$ in the fourth quarter 2011. This significant increase is essentially due to improvements in the refining environment between the two periods.

Adjusted net operating income from the Refining & Chemicals segment in 2012 was 1,414 M€, an increase of 67% compared to 848 M$ in 2011. Expressed in dollars, adjusted net operating income was 1.8 B$, an increase of 54% compared to 2011. This increase is mainly due to the positive effect of improved refining margins in Europe, noting that throughput at the Group’s refineries decreased on a global basis by 4% between the two periods, and the petrochemical environment weakened, particularly in Europe and in polymers. The decrease in adjusted net operating income for the Specialty Chemicals is attributable entirely to the sale of the resins business in mid-2011. Excluding this portfolio effect, the adjusted net operating income for the Specialty Chemicals would have increased slightly.

The ROACE for the Refining & Chemicals segment was 9% for 2012, compared to 5% for 2011.

Marketing & Services

> Refined product sales

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Sales in kb/d*	2012	2011	2012 vs 2011

1,123	1,143	1,280	-12%	Europe	1,160	1,455	-20%

583	563	534	+9%	Rest of world	550	532	+3%

1,706	1,706	1,814	-6%	Total Marketing & Supply sales	1,710	1,987	-14%

*	excludes trading and bulk sales, includes share of CEPSA, through July 31, 2011, and of TotalErg

In the fourth quarter 2012, sales of Marketing & Services decreased by 6% compared to the fourth quarter 2011, essentially due to the sale of marketing activities in the UK.

For 2012, the decrease in sales of 14% compared to 2011 was almost entirely attributable to the sale of the Group’s interest in CEPSA and the sale of marketing activities in the UK. Excluding these portfolio effects, sales would have decreased by 1% on an annual basis with a notable decrease in Europe (3%) partially offset by increased sales in Asia and the Middle East.

> Results

Effective July 1, 2012, Marketing & Services (previously Supply & Marketing) includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros	2012	2011	2012 vs 2011

21,669	21,574	21,958	-1%	Sales	86,614	85,325	+2%

390	357	285	+37%	Adjusted net operating income*	1,365	1,187	+15%

273	243	162	+69%	Adjusted net operating income*	837	813	+3%

14	(6)	(76)	n/a	• contribution of New Energies	(169)	(197)	n/a

508	383	545	-7%	Investments	1,301	1,834	-29%

46	41	527	-91%	Divestments	152	1,955	-92%

1,024	692	134	x8	Cash flow from operations	1,132	541	x2

353	202	269	+31%	Adjusted cash flow from operations	1,192	1,103	+8%

*	detail of adjustment items shown in the business segment information annex to financial statements

Marketing & Services sales were 21.7 B€ for the fourth quarter 2012, basically stable compared to the fourth quarter 2011.

Adjusted net operating income from the Marketing & Services segment was 273 M€ in the fourth quarter 2012, compared to 162 M€ in the fourth quarter 2011. This increase reflects the improvement in the results of New Energies, largely due to the sale by SunPower of a photovoltaic project in the US, as the results relating to marketing activities were stable between the two periods.

For 2012, Marketing & Services sales were 86.6 B€, an increase of 2% compared 2011.

Adjusted net operating income from the Marketing & Services segment was 837 M€ in 2012, an increase of 3% compared to 813 M€ in 2011. This increase is explained principally by the improved performance of New Energies. Marketing activities continued to provide stable results despite sales volumes generally decreasing, due in particular to improved results from activities in the Asia-Pacific and Eastern European regions.

The ROACE for the Marketing & Services segment was 12% for 2012, compared to 13% for 2011.

—	TOTAL S.A., parent company accounts

Net income for TOTAL S.A., the parent company, was 6,520 M€ in 2012, compared to 9,766 M€ in 2011.

—	Proposed dividend

After closing the 2012 accounts, the Board of Directors decided to propose at the May 17, 2013, Annual Shareholders Meeting a dividend of 2.34 euros per share for 2012, an increase of approximately 3% compared to the previous year.

Based on 2012 adjusted net income, the payout ratio would be 43%.

Taking into account the three 2012 interim dividends, the remaining 0.59 euros per share would be paid on June 27, 2013.31

—	Summary and outlook

The ROACE for the Group for 2012 was 16%, stable compared to 2011. Return on equity for 2012 was 18%, also stable compared to 2011.

To create profitable and sustainable growth, Total invests in value-creating projects and optimizes its portfolio, in particular by divesting non-core assets and subsidiaries with limited growth potential or those in which the Group has a low working interest.

The net investment budget of Total for 2013 is 22 B$, stable compared to 2011 and 2012. In executing its 2012-14 asset sale program of 15-20 B$, the Group sold 6 B$ of assets in 2012 and anticipates reaching the low-end of its target range by the end of 2013 with the closing of the Usan sale and other divestments already in progress. The organic investment budget for 2013 is 28 B$, more than 80% of which will be dedicated to Upstream, principally for highly competitive and profitable projects scheduled to start-up before 2017.

In the Upstream, Total confirms its production growth targets for 2015, 3% per year on average over the period 2011-2015, and for 2017, a potential of 3 Mboe/d, all based on improved visibility. Total is focused on delivering its projects on time and in budget. In 2013, production growth should be fueled by 2012 start-ups as well as anticipated 2013 start-ups, including Anguille in Gabon, Angola LNG, Kashagan in Kazakhstan, and the extension of OML 58 in Nigeria. In addition, the Group continues to work in cooperation with the UK authorities towards a safe and progressive restart of Elgin-Franklin during the first quarter 2013. Visibility on the Group’s production growth targets will be further enhanced this year by the launch of additional major projects, notably in West Africa.

The exploration budget has been increased to 2.8 B$ for 2013, and the high-potential exploration program for 2013 reflects the new dynamic of the Group, with prospects to be drilled in Ivory Coast, Gabon, Kenya, and Brazil.

In Refining & Chemicals, the restructuring in progress should yield productivity gains and provide synergies in 2013, and in turn contribute to increased profitability, in line with the objective of a segment ROACE of 13% in 2015. The year 2013 also should be highlighted by the start-up of Jubail in Saudi Arabia. This fully-integrated refinery will have a 400 kb/d capacity for heavy crude and will provide refined products to growth markets like the Middle East and Asia.

[31]	the ex-dividend date for the remainder of the 2012 dividend would be June 24, 2013 ; for the ADR (NYSE:TOT) the ex-dividend date would be June 19, 2013

Marketing & Services seeks to continue to strengthen its worldwide positions and to capitalize on its ability to respond to its customers’ needs. New Energies will pursue its productivity, development, and innovation programs to increase its contribution.

The Group confirms its commitment in favor of a competitive policy for returns to shareholders, in keeping with its objective of sustainable growth.

¿  ¿  ¿

To listen to a presentation by CEO Christophe de Margerie to financial analysts today in London at 14:00 (London time) please log on to www.total.com or call +44 (0)203 367 9462 in Europe or +1 866 907 5924 in the US. For a replay, please consult the website or call +44(0)203 367 9460 in Europe or +1 877 642 3018 in the US (code: 279 921).

This press release presents the 2012 results from the consolidated financial statements of TOTAL S.A. as of December 31, 2012. The audit procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport Financier Annuel) within the meaning of article L. 451-1-2 of the French monetary and financial Code (Code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise Further information on factors, risks and uncertainties that could affect the company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Group with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – La Défense 6 – 92078 Paris – La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

17

Operating information by segment

for the fourth quarter and full-year 2012

—	Upstream

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Combined liquids and gas production by region (kboe/d)	2012	2011	2012 vs 2011

421	361	518	-19%	Europe	427	512	-17%

701	737	693	+1%	Africa	713	659	+8%

482	501	546	-12%	Middle East	493	570	-14%

67	71	67	—	North America	69	67	+3%

175	182	182	-4%	South America	182	188	-3%

227	230	212	+7%	Asia-Pacific	221	231	-4%

220	190	166	+33%	CIS	195	119	+64%

2,293	2,272	2,384	-4%	Total production	2,300	2,346	-2%

624	615	580	+8%	Includes equity affiliates	611	571	+7%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Liquids production by region (kb/d)	2012	2011	2012 vs 2011

185	179	244	-24%	Europe	197	245	-20%

568	587	553	+3%	Africa	574	517	+11%

312	323	304	+3%	Middle East	311	317	-2%

26	25	22	+18%	North America	25	27	-7%

57	56	62	-8%	South America	59	71	-17%

28	28	25	+12%	Asia-Pacific	27	27	—

30	27	27	+11%	CIS	27	22	+23%

1,206	1,225	1,237	-3%	Total production	1,220	1,226	—

307	316	295	+4%	Includes equity affiliates	308	316	-3%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Gas production by region (Mcf/d)	2012	2011	2012 vs 2011

1,270	1,011	1,491	-15%	Europe	1,259	1,453	-13%

654	763	688	-5%	Africa	705	715	-1%

930	971	1,307	-29%	Middle East	990	1,370	-28%

228	260	246	-7%	North America	246	227	+8%

657	650	664	-1%	South America	682	648	+5%

1,127	1,135	1,056	+7%	Asia-Pacific	1,089	1,160	-6%

1,031	890	749	+38%	CIS	909	525	+73%

5,897	5,680	6,201	-5%	Total production	5,880	6,098	-4%

1,712	1,618	1,537	+11%	Includes equity affiliates	1,637	1,383	+18%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Liquefied natural gas	2012	2011	2012 vs 2011

2.73	2.92	3.15	-13%	LNG sales* (Mt)	11.42	13.19	-13%

*	sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient

—	Downstream (Refining & Chemicals and Marketing & Supply)

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Refined product sales by region (kb/d)*	2012	2011	2012 vs 2011

1,964	1,979	2,049	-4%	Europe	2,018	2,281	-12%

413	411	378	+9%	Africa	404	387	+4%

435	535	409	+6%	Americas	480	481	—

531	399	486	+9%	Rest of world	501	490	+2%

3,343	3,324	3,322	+1%	Total consolidated sales	3,403	3,639	-6%

545	539	446	+22%	Includes bulk sales	532	437	+22%

1,092	1,080	1,062	+3%	Includes trading	1,161	1,215	-4%

*	includes share of CEPSA, through July 31, 2011, and of TotalErg

Adjustment items

—	Adjustments to operating income

4Q12	3Q12	4Q11	in millions of euros	2012	2011

(826)	(1,362)	(484)	Special items affecting operating income	(2,342)	(873)

62	(16)	—	• Restructuring charges	(2)	—
(340)	(1,134)	(535)	• Impairments	(1,474)	(781)
(548)	(212)	51	• Other	(866)	(92)

(462)	766	58	Pre-tax inventory effect : FIFO vs. replacement cost	(234)	1,215

13	(8)	30	Effect of changes in fair value	(9)	45

(1,275)	(604)	(396)	Total adjustments affecting operating income	(2,585)	387

—	Adjustments to net income (Group share)

4Q12	3Q12	4Q11	in millions of euros	2012	2011

(398)	(800)	(504)	Special items affecting net operating income (Group share)	(1,503)	(14)

226	202	268	• Gain on asset sales	581	1,538
(4)	(33)	(66)	• Restructuring charges	(77)	(122)
(337)	(737)	(716)	• Impairments	(1,112)	(1,014)
(283)	(232)	10	• Other	(895)	(416)

(312)	524	49	After-tax inventory effect : FIFO vs. replacement cost	(157)	834

10	(6)	20	Effect of changes in fair value	(7)	32

(700)	(282)	(435)	Total adjustments affecting net income	(1,667)	852

Effective tax rates

4Q12	3Q12	4Q11	Effective tax rate*	2012	2011

54.8%	58.8%	59.9%	Upstream	58.3%	60.4%

52.2%	55.3%	60.8%	Group	56.2%	58.4%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income)

Investments - Divestments

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros	2012	2011	2012 vs 2011

5,360	4,903	5,225	+3%	Investments excluding acquisitions*	18,516	14,828	+25%

380	303	328	+16%	• Capitalized exploration	1,352	1,074	+26%

(181)	455	244	n/a	• Change in non-recurrent loans**	664	339	+96%

578	294	1,858	-69%	Acquisitions	3,142	8,840	-64%

5,938	5,197	7,083	-16%	Investments including acquisitions*	21,658	23,668	-8%

881	1,416	1,211	-27%	Asset sales	4,586	7,705	-40%

5,057	3,781	5,872	-14%	Net investments**	17,072	15,963	+7%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of dollars***	2012	2011	2012 vs 2011

6,950	6,130	7,044	-1%	Investments excluding acquisitions*	23,789	20,641	+15%

493	379	442	+11%	• Capitalized exploration	1,737	1,495	+16%

(235)	569	329	n/a	• Change in non-recurrent loans**	853	472	+81%

749	368	2,505	-70%	Acquisitions	4,037	12,305	-67%

7,700	6,498	9,549	-19%	Investments including acquisitions*	27,826	32,946	-16%

1,142	1,770	1,633	-30%	Asset sales	5,892	10,725	-45%

6,557	4,727	7,917	-17%	Net investments**	21,934	22,220	-1%

*	includes changes in non-current loans
**	includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans
***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period

Net-debt-to-equity ratio

in millions of euros	12/31/2012	09/30/2012	12/31/2011

Current borrowings	11,016	10,647	9,675

Net current financial assets	(1,386)	(1,493)	(533)

Non-current financial debt	756	—	—

Hedging instruments of non-current debt	22,274	24,606	22,557

Cash and cash equivalents	(1,626)	(1,796)	(1,976)

Current borrowings	(15,469)	(16,833)	(14,025)

Net debt	15,565	15,131	15,698

Shareholders’ equity	72,912	72,789	68,037

Estimated dividend payable	(1,299)	(1,291)	(1,255)

Non-controlling interests	1,281	1,275	1,352

Equity	72,894	72,773	68,134

Net-debt-to-equity ratio	21.4%	20.8%	23.0%

2013 Sensitivities*

	Scenario	Change	Impact on adjusted operating income(e)	Impact on adjusted net operating income(e)

Dollar	1.30 $/€	+0.1 $ par €	-2.2 B€	-0.95 B€

Brent	100 $/b	+1 $/b	+0.24 B€ / 0.31 B$	+0.11 B€ / 0.14 B$

European refining margins (ERMI)	30 $/t	+1 $/t	+0.08 B€ / 0.1 B$	+0.05 B€ / 0.06 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions of the Group’s portfolio in 2013. Actual results could vary significantly from estimates based on the application of these sensitivities.

The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 70% respectively. The remaining impact is essentially on the Refining & Chemicals segment.

Return on average capital employed

—	Twelve months ended December 31, 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Supply	Group

Adjusted net operating income	11,186	1,414	837	13,012

Capital employed at 12/31/2011*	57,331	15,883	6,999	81,066

Capital employed at 12/31/2012*	64,413	16,403	7,254	85,880

ROACE	18.4%	8.8%	11.7%	15.6%

—	Twelve months ended September 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Supply	Group

Adjusted net operating income	11,359	1,043	726	12,621

Capital employed at 09/30/2011*	49,791	14,692	7,253	72,764

Capital employed at 09/30/2012*	63,293	16,413	7,800	85,003

ROACE	20.1%	6.7%	9.6%	16.0%

—	Twelve months ended December 31, 2011

in millions of euros	Upstream	Refining & Chemicals	Marketing & Supply	Group

Adjusted net operating income	10,602	848	813	12,045

Capital employed at 12/31/2010*	43,671	17,265	5,909	70,866

Capital employed at 12/31/2011*	57,331	15,883	6,999	81,066

ROACE	21.0%	5.1%	12.6%	15.9%

*	at replacement cost (excluding after-tax inventory effect)